UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-42715

KANDAL M VENTURE LIMITED

(Registrant’s Name)

Padachi Village, Prek Ho Commune, Takhmao Town, Kandal Province, Kingdom of Cambodia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Completion of Sales and Purchase Agreement for Acquisition

References are made to the Form 6-k of Kandal M Venture Limited (the “Company”) dated March 6, 2026 in relation to a sales and purchase agreement regarding acquisition of 15% of the total issued share capital of Dumaine International Ltd (“Dumaine”). Unless the context requires otherwise, capitalized terms used in this announcement shall have the same meaning as defined in the said Form 6-k.

The Company would like to supplement the following additional information in relation to the Agreement.

The Agreement was completed on March 11, 2026 and transactions thereunder constites related parties transactions. Immediately prior to the completion of the Agreement, issued share capital of Dumaine was owned as to 45% by Mr. Miao Duncan and 55% by Mr. Miao Tai Wai, David. Immediately after the completion of the Agreement, issued share capital of Dumaine was owned as to 15% by Padachi M, 38.25% by Mr. Miao Duncan and 46.75% by Mr. Miao Tai Wai, David. Mr. Miao Duncan is our Director and chairman of the board of Directors. Our controlling shareholder, DMD Venture Limited, is owned as to 45% by Mr. Miao Duncan and 55% by Mr. Miao Tai Wai, David.

A copy of the Agreement is filed as Exhibit 10.1 to this Form 6-K.

Exhibit Index

Exhibit Number	Description

10.1	Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KANDAL M VENTURE LIMITED

Date: March 24, 2026	By:	/s/ Duncan Miao
	Name:	Duncan Miao
	Title:	Chairman of the Board of Directors

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